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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Received MAR 01 2018 WASH, D.C.

SEC FILE NUMBER
8-12454

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JACK V. BUTTERFIELD INVESTMENT CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 S. JACKSON ST. SUITE 100
(No. and Street)

JACKSON (City) MICHIGAN (State) 49201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID CAVENDER 517-787-2430
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FREEDMAN & GOLDBERG CPAS P.C.
(Name – *if individual, state last, first, middle name*)

31150 NORTHWESTERN HWY. (Address) FARMINGTON HILLS (City) MICHIGAN (State) 48334 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, JOHN C. BUTTERFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JACK V. BUTTERFIELD INVESTMENT CO., as of DECEMBER 31, 20 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AIMEE SWIATLOWSKI
NOTARY PUBLIC, STATE OF MI
COUNTY OF JACKSON
MY COMMISSION EXPIRES Apr 22, 2020
ACTING IN COUNTY OF Jackson

Signature

PRESIDENT
Title

AIMEE SWIATLOWSKI
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

ERIC W. FREEDMAN
MICHAEL GOLDBERG
JULIE A. CHEEK
GLORIA K. MOORE
LORRAINE M. MUSTHALER

DENISE M. SCALLY
JAMES K. FRAZIER
JOYCE E. SMAIL
MICHAEL J. GEORGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Jack V. Butterfield Investment Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jack V. Butterfield Investment Company (the "Company"), as of December 31, 2017, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversights Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com

The supplemental computation of net capital and computation of aggregate indebtedness and computation for determination of the reserve requirements has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Freedman & Goldberg, CPAs, PC

We have served as the Company's auditor since 2017.

Farmington Hills, MI
February 26, 2018

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 508,559
Cash-Reserve Account	235,454
Investments	343,186
Deposits with Clearing Organizations (Cash)	50,000
Accounts Receivable - commission	108,445
Prepaid Expenses	6,010
Total current assets	1,251,654
PROPERTY AND EQUIPMENT:	
Leasehold improvements	71,565
Furniture and fixtures	64,332
	135,897
Less: Accumulated depreciation	112,830
Total property and equipment	23,067
TOTAL ASSETS	$ 1,274,722

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts Payable	9,178
Accrued Expenses	104,194
Stockholders distribution payable	714,721
Total current liabilities	828,093
STOCKHOLDER'S EQUITY:	
Common Stock - $1.00 stated value; authorized 25,000 shares;issued and outstanding 9,565	9,565
Retained earnings	437,064
	446,629
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,274,722

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2017

INCOME:	
Commissions - stock	$ 639,872
Commissions - mutual funds	1,401,755
Commissions - managed accounts	283,475
Commissions - variable annuities	44,047
Profits - sale of securities	10,108
Interest and Dividends	523
Miscellaneous income	$3,526
TOTAL INCOME	2,383,307
EXPENSES:	
Officer's Salaries	245,000
Commissions	374,675
Clerical and Administrative employees	718,467
Clearance paid to Brokers	52,664
Communications	17,930
Occupancy and Equipment	67,284
Promotion Costs	29,224
Data Processing Costs	43,773
Regulatory fees and expenses	17,462
Other Expenses	102,108
TOTAL EXPENSES	1,668,586
NET INCOME	$ 714,721
Earnings per share of Common Stock	$ 74.72

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

		COMMON STOCK				
		SHARES	AMOUNT		RETAINED EARNINGS	TOTAL STOCKHOLDER'S EQUITY
Balance - Beginning of year		9,565	$ 9,565		$ 437,064	$ 446,629
Add:	Net Income for the year				714,721	714,721
Less:	S-distributions				(714,721)	(714,721)
Balance - End of year		9,565	$ 9,565		$ 437,064	$ 446,629

The accompanying notes are an integral part of these financial statements.

JACK V. BUTTERFIELD INVESTMENT COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 714,721
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	6,189
Purchase of Certificates of Deposit	(4,514)
(Increase) decrease in:	
Accounts receivable	159,564
Prepaid expenses	(684)
Increase (decrease) in:	
Accounts payable	(25,404)
Accrued liabilities	112,298
Net cash provided by operating activities	962,170
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(4,690)
NET CASH PROVIDED/(USED) BY INVESTING ACTIVITIES	(4,690)
CASH FLOWS FROM FINANCING ACTIVITIES:	
S-distributions paid	(714,721)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	242,759
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	551,254
CASH AND EQUIVALENTS AT END OF YEAR	$ 794,013
SUPPLEMENTAL DISCLOSURES:	
Income taxes paid-City	$ 6,987

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Business

The Company is a securities broker-dealer registered with the Securities and Exchange Commission. The company is also a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company operates one office and serves primarily the Jackson, Michigan and surrounding area.

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which it is earned rather than received and records expenses in the period in which incurred rather than when paid.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis. There was no material difference between trade and settlement date basis.

Cash Equivalents

The Company considers all highly-liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The Company maintains its deposits at financial institutions, which at times may exceed federally insured limits.

The Company maintains two reserve accounts for the benefit of its customers pursuant to SEC Rule 15c3-3. The funds in these accounts may not be used as a security for a loan and are not subject to any right, charge, security interest, lien, or claim of any kind by the bank.

Commissions Receivable

Receivables arising from commissions earned are accounted for on the accrual basis and become past due after 30 days. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary at this time.

Property, Equipment, and Depreciation

Property and equipment is recorded at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using straight-line and accelerated methods over the useful lives of the related assets.

Management annually reviews these assets to determine whether carrying values have been impaired. Estimated useful lives are as follows:

Furniture and equipment	5-7 Years
Original leasehold improvements	40 years

Depreciation expense for the year was $6,189.

Note 1 –Summary of Significant Accounting Policies (Continued)

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2017 were $28,919.

Minimum Capital Requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of the current year-end, the ratio of aggregate indebtedness to net capital was approximately 1.98 to 1. The Company had adjusted net capital at that date of $417,342 which exceeds the required net capital of $100,000.

Commission Income

Commission income on client trades is recorded on a settlement date basis and normally settled within 30 days. Commission rates earned are a maximum of 5%.

Application way mutual fund commission income is earned when the deposit is received at the mutual fund company. Insurance product commission income (including annuities) is paid to the Company upon receipt of the premium by the insurance company. The Company records the income from mutual fund commissions and insurance product commissions as revenue when earned.

The Company also receives service fees (trails) which are paid based on the balances customers leave in their mutual fund accounts at a rate of stated in our dealer agreements. The service fees are scheduled in the agreements with the investment companies and are recognized over the period during which the services are performed which could be monthly or quarterly as defined in the dealer agreement.

RBC Correspondent Services and American Funds Account for over 90% of our Commission Income.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of federal corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. It is expected the Company will declare Subchapter S distributions to the shareholder in an amount sufficient to pay the income taxes assessed at the shareholder level that are a result of the pass-through income from the Company.

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified or recorded as uncertain tax positions. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Summary of Significant Accounting Policies (Continued)

Liabilities subordinated to claims of general creditors

We do not have any liabilities subordinated to claims of general creditors.

Subsequent Events

Management has evaluated subsequent events through February 26, 2017 which is the date the financial statements were available to be issued.

Note 2 - Rents and Related-Party Transactions

The Company leased its Jackson, Michigan office facility from a related party on a month-to-month basis at a cost of approximately $2,311 per month. The majority stockholder of the Company is a member of the related party that owns the building. Rent expense for the year ended December 31, 2017 was $26,383, with $1,835 being payable as of December 31, 2017.

The Company owed the stockholders $714,721 as of year-end. The amount is payable on demand and bears no interest. It is anticipated that this amount will be paid over the course of the coming year.

Note 3 - Fair Value Measurement

Accounting standards establish a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available, unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The three levels of the hierarchy are described below.

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Investments consist of certificates of deposit amounting to $343,186 which are valued using level 2 inputs including pricing models maximizing the use of observable inputs for similar securities. This includes basing the value on yield currently available on comparable securities with similar credit ratings.

Note 4 – Risks and Uncertainties

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, investments and receivables. Although cash balances may exceed the federally insured limits at times, in the opinion of management, they are subject to minimal risk. Likewise, receivables are considered subject to minimal risk as they were substantially collected subsequent to year-end.

Investments are exposed to various risks such as interest rate, market and credit risks. It is at least reasonably possible that changes in the value of investment securities will occur in the near term.

Note 5 - Securities and Exchange Commission Report

Part IIA of the Company's December 31, 2017, Securities and Exchange Commission Report, Form X-17A-5, is available for examination and copying at 100 S. Jackson Street, Suite 100, Jackson, Michigan or at the Chicago, Illinois office of the Securities and Exchange Commission.

Note 6 – Profit Sharing Plan

The Company has a defined contribution profit sharing plan covering all full time employees who have completed three months of service. The profit sharing plan provides for the employer to contribute a discretionary amount out of its current profits, as defined in the plan agreement. For the year ended December 31, 2017, the Company contributed $130,000 to the plan.

Note 7 – Commitments, Guarantees and Contingencies

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and indemnifies them against potential losses caused by breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments cannot be estimated. However, the Company believes that is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8 – Cash Flow Reconciliation

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows.

	12/31/2017
Cash and cash equivalents	$ 508,559
Restricted cash – reserve account	235,454
Reserved cash	50,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$ 794,013

Note 9 – Marketable Securities

The amortized cost, gross unrealized holding gains and gross unrealized holding losses by major security type and class of security as of December 31, 2017.

	December 31, 2017			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
FDIC insured CD's	\$ 339,598	\$ 3,588	\$ 0	\$ 343,186
	\$ 339,598	**\$ 3,588**	**\$ 0**	**\$ 343,186**

Note 10 – Accounting Change

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) which require the disclosure of changes in cash, cash equivalents and restricted cash. The guidance is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2017. For all other entities, the guidance is effective for fiscal years, and interim periods with those years, beginning after December 15, 2018. Early adoption is permitted. Management elected to early adopt the provisions of this new standard.

Jack V. Butterfield Investment Company
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2017

Net Capital			
Total ownership equity from Statement of Financial Condition			$ 446,629
Deduct ownership equity not allowable for Net Capital			( )
Total ownership equity qualified for Net Capital			446,629
Add:			
Liabilities subordinated to claims of general creditors allowable in computation of net capital			0
Other (deductions or allowable credits			0
Total capital and allowable subordinated liabilities			$ 446,629
Deductions and/or charges:			
Non-allowable assets			
Furniture and Fixtures net of depreciation	$	23,068	
Prepaid Expenses		6,010	
Accrued Commissions (Longer than 30 days)		0	
Total Non-allowable assets:		29,078	
Secured demand not delinquency		0	
Commodity futures contracts and spot commodities-propietary capital charges		0	
Other deductions and/or charges		0	
Total Deductions and/or charges:			(29,078)
Net capital before haircuts on securites:			$ 417,551
Haircuts on securities:			
Contractual securities commitments			
Subordinated securities borrowings			
Bankers' acceptances, certificates of deposit and commercial paper		209	
US government agency and Canadian government obligations			
State and Municipal government obligations			
Corporate obligations			
Stocks and warrants			
Undue concentration			
Other Securities		0	
Total Haircuts:		209	(209)
Net Capital:			$ 417,342

Jack V. Butterfield Investment Company
Computation of Net Capital Requirement Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2017

Minimal net capital required 6 2/3% of Aggregate Indebtedness	$	55,206
Minimum dollar net capital required of reporting broker or dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	317,342
Net capital less greater of 120% minimum dollar net capital or 10% of Aggregate Indebtedness	$	297,342

Computation of Aggregate Indebtedness

Aggregate Indebtedness		
Payable to Customers	$	0
Accounts Payable	$	9,178
Accounts Payable	$	104,193
Other (Dividend Payable)	$	714,722
Total Aggregate Indebtedness		828,093
Add:		
Other		0
Deduct:		
Adjustment based on deposits in Special Reserve Bank Accts (15c3-1 c (1) (vii)	(	0)
Total Aggregate Indebtedness		828,093
Percentage of aggregate indebtedness to net capital	%	198.42
Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals	%	198.42

Jack V. Butterfield Investment Company
Computation for determination of the reserve requirements
and information relating to possession and control requirements
under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2017

Credit Balances:			
Free credit balances and other credit balances in customer securities accounts	$	0	
Monies borrowed collateralized by securities carried for accounts of customers		0	
Monies payable against customers securities loaned		0	
Customer's securities failed to receive		0	
Credit balances in firm accounts which are attributable to principal sales to customers		0	
Market value of stock dividends, stock splits, and similar distributions		0	
Market value of short security count differences over 30 calendar days		0	
Market value of short securities and credits in all suspense accounts		0	
Market value of securities which are in transfer in excess of 40 calendar days		0	
Other		0	
Total Credit Balances:			$ 0
Debit Balances:			
Debit balances in customer cash and margin accounts	$	0	
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		0	
Failed to deliver of customers' securities not older than 30 calendar days		0	
Other		0	
Total Debit Balances			$ 0
Reserve Computation:			
Excess of total debit over total credits			0
Excess of total credits over total debits			$ 0
If calculation is monthly 105% of excess of total credits over total debits			0
Amount on deposit in "Reserve Bank Account(s)", including qualified securities, at end of reporting period			235,454
Amount of deposit or withdrawal	Date		0
New amount in reserve account			$ 235,454

Frequency of Computation
Monthly

* There are no material differences between unaudited computation and above computation

Jack V. Butterfield Investment Company
Computation for determination of the reserve requirements
and information relating to possession and control requirements
under Rule 15c3-3 of the Securities and Exchange Commission continued

As of December 31, 2017

Exemptive Provisions: Not Applicable

Information for Possession and Control Requirements Under Rule 15c3-3

Market valuation on number of items of:

Customers' fully paid securities and margin securities not in the respondents possession or control as of the report date (for which instructions to reduce possession or control had been issued as of report date) but for which the required action was not taken by respondent with the time frames specified under Rule 15c3-3.	$ N/A
Number of Items	N/A

The system and procedures utilized on complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	Yes

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

ERIC W. FREEDMAN
MICHAEL GOLDBERG
JULIE A. CHEEK
GLORIA K. MOORE
LORRAINE M. MUSTHALER

DENISE M. SCALLY
JAMES K. FRAZIER
JOYCE E. SMAIL
MICHAEL J. GEORGE

Report of Independent Registered Public Accounting Firm

To the Members of
Jack V. Butterfield Investment Company

We have reviewed management's statements, included in the accompanying Jack V. Butterfield Investment Company Exemption Report, in which Jack V. Butterfield Investment Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Jack V. Butterfield Investment Company claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(ii)* (the "exemption provisions") and Jack V. Butterfield Investment Company stated that Jack V. Butterfield Investment Company met the identified exemption provisions throughout the most recent fiscal year without exception Jack V. Butterfield Investment Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jack V. Butterfield Investment Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Freedman & Goldberg, CPAs, PC
Farmington Hills, MI
February 26, 2018

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com

Jack V. Butterfield Investment Company's Exemption Report

Jack V. Butterfield Investment Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Jack V. Butterfield Investment Company

I, John C. Butterfield, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

By:

Title: President

2/9/2018

P.O. Box 4057
Jackson, MI 49204
517/787-2430

FREEDMAN & GOLDBERG

CERTIFIED PUBLIC ACCOUNTANTS

A PROFESSIONAL CORPORATION

ERIC W. FREEDMAN
MICHAEL GOLDBERG
JULIE A. CHEEK
GLORIA K. MOORE
LORRAINE M. MUSTHALER

DENISE M. SCALLY
JAMES K. FRAZIER
JOYCE E. SMAIL
MICHAEL J. GEORGE

To the Board of Directors

Jack V Butterfield Investment Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Jack V Butterfield Investments Company and SIPC, solely to assist you and the other specified parties in evaluating Jack V Butterfield Investment Company's compliance with the applicable instructions of Form SIPC-7. Jack V Butterfield Investment Company's management is responsible for Jack V Butterfield Investment Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017 with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Freedman and Goldberg, CPA's, PC

Farmington Hills, MI

February 26, 2018

31150 Northwestern Highway, Suite 200, Farmington Hills, Michigan 48334 (248) 626-2400 Fax (248) 626-4298
2444 East Hill Road, Grand Blanc, Michigan 48439 (810) 694-0336 Fax (810) 694-9789
Website: freedmangoldberg.com

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*****2253*********************MIXED AADC 220
12454 FINRA DEC
JACK V BUTTERFIELD INVESTMENT
100 S JACKSON ST STE 100
JACKSON, MI 49201-2252

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1313.97

B. Less payment made with SIPC-6 filed (exclude interest) (590.59)

7/21/17
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 723.38

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 723.38

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 723.38

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Jack V. Butterfield Inv. Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the ____ day of ____________, 20____.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,383,306
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,448,216
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	52,664
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	4,514
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	373
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	1,559
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	1,507,326
2d. SIPC Net Operating Revenues	$ 875,980
2e. General Assessment @ .0015	$ 1313.97 (to page 1, line 2.A.)

Jack V. Butterfield Investment Company

Report on Financial Statements
(with Supplementary Information Required by
Rule 17a-5 of the Securities and Exchange Commission
and Agreed-Upon Procedures Required by SIPC)

Year Ended December 31, 2017